Contact

www.linkedin.com/in/erinn-farrell
(LinkedIn)

Top Skills

Board Leadership
Proposal Writing
Pitching

Languages

English

Honors-Awards

40 women to watch
MPLS MadWoman of the Month : Agency Leaders
40 under 40 Honoree
Featured on #LeadLikeHer
Recognized as The Drum: Exceptional Women

Publications

Clients, Agencies, and Finding the Right Partner :: 6 weeks to finding your agency partner
Culture Stories: Family Oriented
Co-working space for a more just and equitable community: The Coven
Attagirl: How The Women Behind The Coven Workspace Get Sh*t Done
Clients, Agencies, and Finding the Right Partner: 12 Agency Search Mistakes to Avoid

Erinn Farrell

Co-Founder + Partner at The Coven | Founder + Principal at Erinn Farrell Design
Minneapolis, Minnesota, United States

Summary

Erinn Farrell is a Co-Founder and Partner at The Coven and the principal of Erinn Farrell Design. A lover of people, process, and design, she specializes in encouraging empathetic and high-performing spaces by focusing on empowerment and placemaking; her efforts help colleagues and partners unlock their talents and create a joyful ruckus. A global leader in inclusive design, Erinn is a sought after speaker and Interior Designer in building & curating spaces that acknowledge, honor and care for their inhabitants. She believes our success lies in showing up unapologetically curious, honest, and optimistic.

Her distinct leadership approach has helped her win a bunch of fancy awards across her career as an Advertising Executive, COO of On Being, and now as the Co-Founder and Partner of The Coven. Her design work has garnered international acclaim specific to the future of work.

Experience

Erinn Farrell Design
Founder + Principal
January 2022 - Present (1 year 7 months)
Minneapolis, Minnesota, United States

The Coven
Co-Founder + Partner
June 2017 - Present (6 years 2 months)
MPLS, MN

The On Being Project
Chief Operations Officer
September 2017 - December 2019 (2 years 4 months)

space150

11 years 1 month

General Manager [NYC] + SVP Business Development

July 2015 - May 2017 (1 year 11 months)

NYC | MPLS | LA

SVP Business Management

March 2015 - July 2015 (5 months)

MPLS

VP of Client Operations

October 2012 - February 2015 (2 years 5 months)

Director of Operations

February 2011 - October 2012 (1 year 9 months)

Lead Project & Creative Services Manager

May 2006 - February 2011 (4 years 10 months)

Accenture

Consultant

September 2002 - May 2006 (3 years 9 months)

Accenture

Marketing Department Intern

June 2001 - September 2001 (4 months)

Education

Cornell University

Bachelor of Science, English, Communications · (1998 - 2002)

Benilde St. Margarets

· (1994 - 1998)